Filed pursuant to Rule 433
File No. 333-133956
Final Pricing Terms
Re-opening of The Republic of Turkey 7.000% Notes due September 26, 2016
Re-opening of The Republic of Turkey 6.875% Notes due March 17, 2036

Issuer:	The Republic of Turkey

Securities:	7.000% Notes due September 26, 2016 (re-opening)	6.875% Notes due March 17, 2036 (re-opening)

Pricing Date:	January 9, 2007

Issue Format:	Global (SEC Registered)

Expected Ratings:	Ba3 (stable) /BB- (stable) /BB- (positive)

Outstanding Issue Size:	USD 1,500 million (Pre-reopening)	USD 2,250 million (Pre-reopening)

Reopening Amount Offered:	USD 500 million	USD 500 million

Price to Public:	101.875%, plus accrued interest from September 26, 2006	95.875%, plus accrued interest from September 17, 2006

Accrued and Unpaid Interest:	USD 10,791,666.67	USD 11,458,333.33

Total Fees:	0.10%

Proceeds to Issuer:	USD 508.875 million (101.775%), plus accrued interest from September 26, 2006	USD 478.875 million (95.775%), plus accrued interest from September 17, 2006

Yield to Maturity:	6.732% per annum	7.215% per annum

Spread to US Treasury:	2.07%	2.47%

Benchmark US Treasury:	UST 4.625% due 11/2016	UST 4.500% due 02/2036

Interest Payment Dates:	March 26th and September 26th	March 17th and September 17th

Expected Listing:	Luxembourg Stock Exchange

Lead-Managers/Bookrunners:	Deutsche Bank Securities / JPMorgan

Settlement:	Expected January 17, 2007, through the book-entry facilities of The Depository Trust Company
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